UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Reviva Pharmaceuticals Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76152G100
(CUSIP Number)

Attn: Laxminarayan Bhat, Chief Executive Officer

10080 N. Wolfe Rd., Suite SW3-200 Cupertino, CA 95014 (408) 501-8881
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G100	SCHEDULE 13D (Amendment No. 3)	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Laxminarayan Bhat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	2,780,345*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	113,569*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	2,780,345*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	113,569*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,893,914*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*See Item 5 for additional information.

CUSIP No. 76152G100	SCHEDULE 13D (Amendment No. 3)	Page 3 of 4 Pages

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on December 21, 2020, as amended and supplemented by Amendment No. 1 filed on May 5, 2023 and Amendment No. 2 filed on February 16, 2024 (the “Schedule 13D”), by Dr. Laxminarayan Bhat (the “Reporting Person”) relating to the common stock, par value $0.0001 per share (“Common Stock”), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to such terms in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Schedule 13D” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-b) As of the filing date of this Amendment (the “Filing Date”), for purposes of Rule 13d-3 promulgated under the Act, the Reporting Person is the beneficial owner of an aggregate of 2,893,914 shares of Common Stock, which represents approximately 8.6% of the outstanding shares of Common Stock, based on 33,093,556 shares of Common Stock outstanding as of August 22, 2024, as reported directly by the Issuer to the Reporting Person. Of the 2,893,914 shares of Common Stock reported as beneficially owned by the Reporting Person herein, for purposes of Rule 13d-3 under the Act, the Reporting Person: (A) has sole voting power and dispositive power with respect to an aggregate of 2,780,345 of such shares, consisting of (i) 2,478,856 shares of Common Stock held by the Reporting Person, and (ii) 301,489 shares of Common Stock issuable upon the exercise of options held by the Reporting Person that are exercisable or will be exercisable within 60 days of the Filing Date; and (B) may be deemed to share voting power and dispositive power with respect to an aggregate of 113,569 of such shares, consisting of (i) 5,388 shares of Common Stock held by the Reporting Person’s spouse, and (ii) 108,181 shares of Common Stock issuable upon the exercise of options held by the Reporting Person’s spouse that are exercisable or will be exercisable within 60 days of the Filing Date.

(c) The Reporting Person has not effected any transactions in the Common Stock or securities convertible into, exercisable for or exchangeable for, shares of Common Stock during the period commencing 60 days prior to August 22, 2024 or during the period commencing 60 days prior to the Filing Date.

(d) Except as otherwise reported herein, no person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock reported on this Schedule 13D.

(e) Not applicable.

CUSIP No. 76152G100	SCHEDULE 13D (Amendment No. 3)	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2024	By:	/s/ Laxminarayan Bhat
Laxminarayan Bhat